FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For period ending December 19, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



Following a revaluation of the cash element of the investment held within the US Retirement Savings Plan ("The Plan"), which is notionally held in GSK Ordinary share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and Dr R G Greig on 17 December 2007 of an increase in the notional allocation of Ordinary share ADRs on 14 December 2007 at a price of $53.00 per ADR share:-


                                             No. of ADRs
Dr R G Greig                                           2


This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Additionally, following the recalculation of the cash element of the notional investment in GSK Ordinary share ADRs under The Plan, the previous increases in the notional allocations of ADRs at a price of $51.25 per ADR share, announced on 2 November 2007, are restated as follows:-


                                          No. of ADRs
                                       Previous       Restated
                                      valuation      valuation
Mr W Louv                                     6              7
Dr M Slaoui                                   1              2
Mr D Stout                                   37             38
Dr D Pulman                                  15             16
Dr R G Greig                                 89             88


Following a separate recalculation of the cash element of the notional investment in GSK Ordinary share ADRs under The Plan, the increase in the notional allocation of ADRs to Dr R G Greig announced on 28 November 2007 was 3,279 ADRs at a price of $50.19 per ADR share (not 3,287 ADRs as previously announced). This final restatement is required as a result of a technical calculation of notional ADRs advised to the Company by a third party.



S M Bicknell
Company Secretary
19 December 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 19, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                                  Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc